DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via EDGAR

April 25, 2018
Coy Garrison, Special Counsel
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Re:     Black Creek Diversified Property Fund, Inc.
Post-Effective Amendment No. 18 to Registration Statement on Form S-11
Filed April 17, 2018
File No. 333-197767

Dear Mr. Garrison:
In response to your telephonic comment, we hereby propose on behalf of our client, Black Creek Diversified Property Fund, Inc. (“we,” “us” or the “Company”), to add the following risk factor to the prospectus in the above-referenced Post-Effective Amendment No. 18 to Registration Statement on Form S-11, via a supplement filed pursuant to Rule 424(b)(3) after the Post-Effective Amendment is effective, in order to address the risks related to the Company’s bylaw provision that designates the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated stockholders:
Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees).  This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees.  Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.  We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.
I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.
Very truly yours,
DLA PIPER LLP (US)
/s/ Christopher R. Stambaugh
Christopher R. Stambaugh